[COMPUDYNE CORPORATION LETTERHEAD]

September 26, 2006

VIA EDGAR, U.S. MAIL AND FACSIMILE (202) 772-9202

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-3581

RE:	CompuDyne Corporation
Form 10-K for the year ended December 31, 2005
Filed March 28, 2006
File No. 0-29798

Dear Mr. Humphrey:

On behalf of CompuDyne Corporation, this letter responds to the Staff’s comment letter dated September 12, 2006 regarding the Company’s above-captioned Form 10-K. We have repeated each comment of the Staff in all caps below, and followed each comment with the response of the Company.

FORM 10-K (Fiscal Year December 31, 2005)

Management’s Discussion and Analysis

Results of Operations

Years Ended December 31, 2005 and 2004, page 15

1.
FOR EACH PERIOD IN WHICH STATEMENTS OF OPERATIONS ARE PRESENTED, PLEASE EXPAND THE DISCLOSURES FOR EACH SEGMENT TO PROVIDE A DISCUSSION OF THE SEGMENT'S PROFITABILITY MEASURE AS USED BY THE CHIEF OPERATING DECISION MAKER. IT IS UNCLEAR FROM YOUR MD&A DISCLOSURE IF GROSS PROFIT, STATED AS A PERCENTAGE UNDER THE DISCUSSION OF COST OF GOODS SOLD, REPRESENTS THE SEGMENT PROFITABILITY MEASURE. FURTHER, AS YOUR SEGMENT FOOTNOTE TO THE INTERIM FINANCIAL STATEMENTS OF THE MARCH 31, 2006 FORM 10-Q INCLUDES 'PRE-TAX INCOME (LOSS)' BY SEGMENT, RATHER THAN 'GROSS PROFIT,' CLARITY SHOULD BE PROVIDED WITHIN MD&A AND THE SFAS NO. 131 FOOTNOTE TO DISCLOSE WHICH MEASURE IS THE SFAS NO. 131 SEGMENT PROFITABILITY MEASURE. REVISE OR EXPAND, AS APPROPRIATE. PLEASE NOTE THAT, IF PRE- TAX INCOME (LOSS) BY SEGMENT REPRESENTS YOUR SFAS NO. 131 SEGMENT PROFITABILITY MEASURE, WE WILL NOT OBJECT IF YOU ELECT TO ALSO DISCUSS SEGMENT GROSS PROFIT IN MD&A.

RESPONSE: We will expand our disclosures for each segment to provide a discussion of each segment’s profitability measure as used by our chief operating decision maker. Our chief operating decision maker uses both gross profit, stated as a percentage, and pre-tax income as profitability measures. Pre-tax income, however, has become the primary profitability measure used by our chief operating decision maker. We will expand our discussions of this measure in subsequent filings in both the MD&A and the SFAS No. 131 footnote. We also anticipate discussing segment gross profit in the MD&A.

2.
SEE YOUR DISCUSSION OF' ‘REVENUES FROM THE ATTACK PROTECTION SEGMENT.' WITH REGARDS TO THE 2002 PURCHASE OF AN EXISTING 75,000 SQUARE FOOT FACTORY FOR USE IN THIS SEGMENT, WE NOTE YOU APPEARED TO HAVE EXCESS CAPACITY THROUGHOUT 2002, 2003, AND 2004 WHEREBY ANTICIPATED INCREASE IN DEMAND OF YOUR PRODUCTS DID NOT MATERIALIZE. PLEASE DISCLOSE THE IMPACT THIS HAS HAD ON YOUR SEGMENTAL RESULTS OF OPERATIONS AND PROFITABILITY MEASURE, SUCH AS EXISTING REVENUES NOT ABSORBING THE DEPRECIATION AND INTEREST EXPENSE COSTS ASSOCIATED WITH THE FACILITY. DESCRIBE YOUR PLANS, IF ANY, FOR USE OF THE EXCESS CAPACITY, SIMILAR TO YOUR DISCUSSION UNDER 'COST OF GOODS SOLD IN THE ATTACK PROTECTION SEGMENT' FOR THE FISCAL YEAR 2004 VERSUS 2003 PERIOD. ALSO, YOUR DISCLOSURES SHOULD ADDRESS WHETHER AND HOW YOU HAVE EVALUATED THIS FACILITY FOR IMPAIRMENT OF LONG-LIVED ASSETS.

RESPONSE: We will disclose the impact the excess capacity resulting from the 75,000 square foot factory had on the appropriate segmental results of prior years. During the fourth quarter of 2005 and during 2006 factory utilization has increased significantly with commensurate profits, thus eliminating the potential for impairment of this long lived asset. In view of the increased utilization, we have no plans for changing the use of this additional capacity.

   Taxes on Income, page 18

3.	DESCRIBE THE NATURE AND RESOLUTION OF THE ‘UNCERTAIN TAX POSITIONS' THAT RESULTED IN A PREVIOUSLY RECORDED RESERVE OF $500,000 THAT WAS SUBSEQUENTLY REVERSED IN FISCAL 2005. IN THIS REGARD, EXPLAIN THE FACTS THAT LED YOU TO BELIEVE THAT THE RESERVE WAS NO LONGER NEEDED. SIMILARLY, WE NOTE YOU RECORDED $200,000 IN TAX RESERVE REVERSALS IN THE FIRST QUARTER OF FISCAL 2006. PLEASE EXPLAIN TO US THE NATURE OF THE UNCERTAIN TAX POSITIONS AND YOUR METHODOLOGY FOR ESTIMATING YOUR TAX ACCRUAL. IF THE IMPACT OF THE ADOPTION OF FASB INTERPRETATION NO. 48 IS EXPECTED TO HAVE A MATERIAL IMPACT UPON YOUR FINANCIAL STATEMENTS, APPROPRIATE DISCLOSURES SHOULD BE PROVIDED.

RESPONSE: At the end of fiscal 2004 we were under an IRS review for the fiscal years ended December 31, 2002 and 2003. Based on the issues being reviewed by the Internal Revenue auditor we identified several issues that we thought could have had an unfavorable outcome on our financial results. For each of these items we calculated a reserve against the potential of an unfavorable outcome and included those amounts in our reserve for uncertain tax positions at December 31, 2004.

In 2005, we received notification from the Internal Revenue Service that all issues for those periods had been resolved. Therefore, we adjusted the reserve for uncertain tax positions from approximately $700,000 down to $200,000. This remaining $200,000 reserve was for uncertain state tax positions,

In the first quarter of 2006, we concluded that the remaining $200,000 of reserves would no longer be needed as there were sufficient state NOL’s to offset any additional taxes due. We then eliminated the remaining $200,000 reserve for uncertain tax positions in the first quarter of 2006.

Appropriate disclosures will be provided if the impact of the adoption of FASB Interpretation No. 48 is expected to have a material impact upon our financial statements. We have not yet determined the impact, if any, that adoption of FIN 48 will have on us.

Liquidity and Capital Resources, page 22

4.
ITEM 303 OF REGULATION S-K REQUIRES THAT PURCHASE OBLIGATIONS BE INCLUDED IN THE TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS. PURCHASE OBLIGATIONS ARE DEFINED AS AGREEMENTS TO PURCHASE GOODS OR SERVICES THAT ARE ENFORCEABLE AND LEGALLY BINDING ON THE REGISTRANT AND THAT SPECIFY ALL SIGNIFICANT TERMS. ACCORDINGLY, IT APPEARS TO US THAT THE PURCHASE OBLIGATIONS DESCRIBED IN THE FIRST PARAGRAPH OF PAGE 23 SHOULD BE INCLUDED IN YOUR TABLE. PLEASE REVISE OR SPECIFICALLY CITE THE CLAUSE OR EXEMPTION THAT PERMITS THEIR EXCLUSION.

RESPONSE: We will include in future filings our purchase obligations in the tabular disclosure of contractual obligations.

Critical Accounting Policies and Estimates, page 25

5.
PLEASE EXPAND THE DISCUSSION OF REVENUE RECOGNITION TO DESCRIBE HOW THE REVENUE HAS BEEN CATEGORIZED WITHIN THE TWO SOURCES AS SHOWN ON THE FACE OF THE STATEMENTS OF OPERATIONS. FOR EXAMPLE, EXPLAIN THE SOURCE AND NATURE OF THE STATEMENTS OF OPERATIONS LINE ITEM 'OTHER REVENUE.' IN THIS REGARD, IF REVENUES FROM SERVICES IS 10% OF REVENUES OR MORE, IT SHOULD BE SEPARATELY DISCLOSED ON THE FACE OF YOUR INCOME STATEMENT IN ACCORDANCE WITH RULE 5-03(b)(1)(d) OF REGULATION S-X.

RESPONSE: We will expand the discussion of revenue recognition in future filings to describe how the revenue has been categorized within the two sources as shown on the face of the statements of operations. If revenues from services is 10% of revenues or more, it will be separately disclosed on the face of the statement of operations.

6.
WE ASSUME THAT SUBSTANTIALLY ALL OF YOUR ARRANGEMENTS TO DELIVER SOFTWARE OR A SOFTWARE SYSTEM REQUIRE SIGNIFICANT PRODUCTION, MODIFICATION, OR CUSTOMIZATION OF SOFTWARE AND ARE ACCOUNTED FOR AS LONG-TERM CONTRACTS UNDER ARB 43, ARB 45 AND/OR SOP 81-1. IF OUR ASSUMPTION IS NOT CORRECT, AND IF SIGNIFICANT REVENUES ARE EARNED FROM ACTIVITIES THAT FALL WITHIN THE SCOPE OF SOP 97-2, PLEASE EXPAND YOUR REVENUE RECOGNITION DISCUSSIONS TO ALSO ADDRESS THESE ACTIVITIES. THIS COMMENT APPLIES TO THE DISCLOSURES IN YOUR ACCOUNTING POLICIES FOOTNOTE AS WELL.

RESPONSE: Your assumption that substantially all of our arrangements to deliver software require significant production, modification, or customization and are accounted for as long term contracts under ARB 43, ARB 45 and/or SOP 81-1 is correct.

7.
IF CONTRACT MODIFICATIONS (CHANGE ORDERS) OR CONTRACT TERMINATIONS HAVE HAD A MATERIAL IMPACT UPON YOUR PROFITABILITY, PLEASE EXPAND YOUR DISCLOSURES TO DESCRIBE THE NATURE OF THESE TRANSACTIONS AND TO EXPLAIN HOW YOU ACCOUNT FOR THEM.

RESPONSE: Contract modifications (change orders) or contract terminations typically do have a material impact upon our profitability. In future filings we will expand our disclosures to describe the nature of these transactions and the accounting thereof.

Financial Statements

Note 2. Earnings Per Share, page 41

8.
PLEASE FURTHER EXPLAIN, SUPPLEMENTALLY AND IN YOUR FOOTNOTES, THE NATURE OF THE "CONTINGENT PARTICIPATION RIGHTS" ASSOCIATED WITH THE 2011 NOTES. SPECIFICALLY, INDICATE THE DATE UPON WHICH THE FAIR VALUE OF COMMON STOCK MUST BE MEASURED IN ORDER TO DETERMINE WHETHER THE CONTINGENCY CRITERIA HAVE BEEN MET. WE ASSUME THAT THE ABILITY TO DECLARE AND DISTRIBUTE DIVIDENDS EQUAL TO THE FAIR VALUE OF COMMON SHARES IS DETERMINED WITHOUT REGARD TO THE PARTICIPATION RIGHTS OF THE CONVERTIBLE NOTES. PLEASE CONFIRM OR ADVISE, SUPPLEMENTALLY. PLEASE TELL US WHETHER DIVIDEND RESTRICTIONS RESULTING FROM DEBT COVENANTS ARE CONSIDERED WHEN MEASURING YOUR ABILITY TO DECLARE AND DISTRIBUTE DIVIDENDS. IN ADDITION, TELL US WHETHER THE CRITERIA WOULD BE MET IF YOUR UNDISTRIBUTED EARNINGS FOR THE PERIOD TECHNICALLY MET THE SIGNIFICANCE THRESHOLD BUT THE COMPANY ELECTED NOT TO DECLARE OR DISTRIBUTE ANY DIVIDENDS TO COMMON SHAREHOLDERS FOR BUSINESS REASONS. FINALLY, PLEASE TELL US HOW AND WHEN THE RELATED NOTE AGREEMENT WAS FILED AND CITE THE SPECIFIC SECTION OF THE AGREEMENT THAT DESCRIBES THESE CONTINGENT PARTICIPATION RIGHTS OR PROVIDE US WITH A COPY OF THAT SECTION WITH YOUR RESPONSE. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

RESPONSE: The 2011 Notes provide that “if the portion of the cash so distributed applicable to one share of Common Stock is equal to or greater than the Current Market Price on the Record Date [of the dividend declared], in lieu of the foregoing adjustment [to the conversion price], adequate provision shall be made so that each Noteholder shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted each Note on the Record Date” (section 15.05(e) of the Indenture Agreement-entire section provided below for context). This is explained in the footnote you reference. Under EITF 03-06, the assessment as to whether the contingency criteria have been met must be made each reporting period. We confirm that this determination is made without regard to the participation rights of the convertible notes. Under the consensus reached for Issue 3 of EITF 03-06, the criteria could be met even if the dividend were not declared. The third sentence of the consensus also permits consideration of avoiding allocation to the participating securities in certain events. Since no dividends have been declared and the Company has not reported an annual profit since the Convertible Notes were issued, this issue has not needed to be addressed.

A preliminary Indenture for the Notes was filed in January 2004 and the final Indenture for the Notes, which reflected only changes to insert the interest rate, conversion rate, dates and other minor changes, was filed in May 2006.

Section 15.05 (e), which appears below, describes these contingent participation rights.

“In case the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock cash (excluding (x) any quarterly cash dividend on the Common Stock to the extent the aggregate cash dividends per share of Common Stock in any twelve-month period do not exceed 5.00% of the arithmetic average of the Closing Sale Prices during the ten Trading Days immediately prior to the date of declaration of such dividend, calculated at the time of each dividend or distribution, and (y) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary), then, in such case, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the close of business on such Record Date by a fraction,

(i)	the numerator of which shall be the Current Market Price on such Record Date; and

(ii)	the denominator of which shall be the Current Market Price on such Record Date less the amount of cash so distributed (and not excluded as provided above) applicable to one share of Common Stock,

such adjustment to be effective immediately prior to the opening of business on the day following the record date; provided that if the portion of the cash so distributed applicable to one share of Common Stock is equal to or greater than the Current Market Price on the Record Date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted each Note on the Record Date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would be in effect if such dividend or distribution had not been declared. If any adjustment is required to be made as set forth in this Section 15.05 (e) as a result of a distribution that is a quarterly dividend, such adjustment shall be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant hereto. If an adjustment is required to be made as set forth in this Section 15.05 (e) above as a result of a distribution that is not a quarterly dividend, such adjustment shall be based upon the full amount of the distribution.” [emphasis added]

Note 8. Goodwill, page 44

9.
WE NOTE THE CHANGES IN THE OPERATING RESULTS AND BACKLOG OF THE PUBLIC SAFETY AND JUSTICE SEGMENT IN FISCAL 2005 AND IN FISCAL 2006, TO DATE. PLEASE TELL US MORE ABOUT THE FACTS AND CIRCUMSTANCES THAT CAUSED THESE CHANGES TO OCCUR AND DISCUSS YOUR CURRENT EXPECTATIONS FOR THIS SEGMENT. DISCUSS THE CONSIDERATION GIVEN TO THE RECOVERABILITY OF GOODWILL, INTANGIBLES AND OTHER LONG-TERM ASSETS WITHIN THE SEGMENT. DISCLOSURES OF CONDITIONS AND TRENDS RELATING TO THIS OPERATING SEGMENT WITHIN YOUR FILINGS SHOULD BE EXPANDED ON AN ONGOING BASIS AS WELL, TO THE EXTENT APPLICABLE.

RESPONSE: Commencing in 2005 and continuing, our Public Safety and Justice segment embarked on a major overhaul of its suite of existing software products to a “.net” software platform from the software platform it is currently on. We refer to this effort as Nextgen. It is beginning to appear that as a result of this undertaking, some existing as well as potential clients are deferring their decision to upgrade or procure new Public Safety software until our new products are complete. While we have attempted to diminish the impact on our results of operations by shifting personnel from R&D to revenue generating projects, this transition has had and we expect will continue to have a negative effect on backlog and the related operating results.

As disclosed in our Form 10-K for 2005, we conduct and will continue to conduct impairment assessments of our goodwill and intangible assets annually as of October 1 of each fiscal year or when events indicate a triggering event has occurred. Such an assessment occurred as of October 1, 2005, which was completed during the first quarter of 2006, by an independent national valuation firm skilled in performing such valuations. The results of our evaluation concluded that no impairment had occurred as of October 1, 2005. Nothing has occurred since completion of that evaluation to lead us to believe that a triggering event has occurred. We will however conduct our annual impairment assessment of goodwill and intangible assets as of October 1, 2006 and evaluate the results of this assessment to evaluate whether or not an impairment has occurred. We have also evaluated the recoverability of other long-term assets of this segment and have determined that no impairment has occurred.

Disclosures of conditions and trends relating to this operating segment will be expanded on an ongoing basis, within our filings, to the extent applicable.

Note 11. Notes Payable and Line of Credit, page 46

10.
SEE YOUR DISCUSSION PARAGRAPH WITH RESPECT TO AMORTIZATION OF THE UNDERWRITERS’ DISCOUNT ON THE 2011 NOTES. DISCLOSE WHETHER OR NOT THE STRAIGHT-LINE METHOD OF AMORTIZATION MATERIALLY DIFFERS FROM THE EFFECTIVE INTEREST METHOD. WE REFER YOU TO PARAGRAPH 15 OF APB 21.

RESPONSE: There is no material difference between the straight-line method of amortization and the effective interest method with respect to the amortization of the underwriters’ discount on the 2011 notes.

Note 20. Selected Quarterly Financial Data, page 55

11.
ITEM 302 (a) (3) OF REGULATION S-K REQUIRES THAT THE AGGREGATE EFFECT AND NATURE OF ANY YEAR-END OR OTHER ADJUSTMENTS THAT ARE MATERIAL TO THE RESULTS OF THAT QUARTER BE DESCRIBED IN ACCOMPANYING FOOTNOTES TO YOUR QUARTERLY FINANCIAL DATA TABLES. PLEASE TELL US WHETHER AND HOW THE FISCAL 2004 ADJUSTMENTS DISCLOSED IN ITEMS 2 AND 3 ON PAGE 58 HAVE BEEN DESCRIBED AND QUANTIFIED IN THIS SECTION AND ELSEWHERE IN THE FILING.

RESPONSE: Items 2 and 3, on page 58, discuss 2 (two) material weaknesses in our internal controls over financial reporting disclosed in our Form 10-K for the fiscal year ended December 31, 2004.

The Item 2 material weakness resulted in an audit adjustment related to an acquisition which occurred in 2002. On May 2, 2002, the Company purchased Tiburon, Inc. At the time the Company recorded the transaction, the Company failed to provide deferred taxes on the indefinite lived intangibles in accordance with SFAS 109. As a result, in 2002 and 2003, the Company’s goodwill and deferred tax liabilities were understated by $2,070,000. The entry required to correct this situation was a balance sheet only entry which had no effect on previously reported net income. In addition, we concluded that this amount was not material to the balance sheets.

This balance sheet entry was reflected in the 2004 balance sheet and in the 2003 balance sheet in the 2004 Form 10-K. Since this item had no effect on the statement of operations, it was appropriately not disclosed in the quarterly financial data tables or the footnotes.

The amount involved in the Item 3 material weakness as it related to the Statement of Operations was $1,500,000. The reportable event was originally recorded during the fourth quarter of 2004. This transaction impacted contract revenues, contract costs in excess of billings and accounts receivables. This control deficiency resulted in an audit adjustment to the fourth quarter 2004 financial statements to reverse the recognition of this transaction. The transaction was recorded in the first quarter of 2005, which was the appropriate reporting period.

Since this adjustment resulted in the recording of this transaction in the appropriate period, no disclosure of this adjustment in the Quarterly Financial Data tables was deemed appropriate.

As requested in your letter, CompuDyne Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2005;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact the undersigned at (410) 224-4415 (x315) should you have any questions regarding this response.

Sincerely,

/s/ Geoffrey F. Feidelberg

Geoffrey F. Feidelberg Chief Financial Officer

cc:	C. Scott Brannan, Aronson & Company Michael Muscatello, Aronson & Company Brian Doerner, Esq., Ballard Spahr Andrews & Ingersoll